

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

September 15, 2009

Mr. Ronald T. Barnes
Senior Vice President, Chief Financial Officer and Secretary
Pinnacle Gas Resources, Inc.
1 E. Alger Street
Sheridan, Wyoming 82801

> **Re: Pinnacle Gas Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Response Letter of August 28, 2009**

Dear Mr. Barnes:

We have reviewed your filing and have the following comments. We have limited our review to only engineering related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Engineering Comments

1.   We have reviewed your response to prior comment three. It appears that the attachments were scanned into a word processing document. However, the attachments are not legible either directly from the computer screen nor when printed out. Please provide us with legible copies of the attached pages. We do not believe that your response is sufficient as the volumetric reserve estimates are subject to significant error. Please provide us with information from other wells in the Green River Basin that have either produced for 25 years or are exhibiting compelling production versus time data that supports the estimate of a productive life of 25 years. And tell us why you believe this to be the norm rather than the exception.

2.   We have reviewed your response to prior comment four. We issued the identical comment in comment 18 of our letter dated October 13, 2006 and you removed this information from your registration statement as requested. Since our position has not changed and you were aware of this position by way of our past comment please revise your current 10-K report to remove all information that does not pertain to proved reserves.

3.   We have reviewed your response to prior comment five. The difference between your reported proved undeveloped reserves of 18% and your actual proved undeveloped reserves of 44% in a risk factor is too large for you to not revise this error. Please revise your 2008 10-K report to state your correct percent of undeveloped reserves as of December 31, 2008.

4.   We have reviewed your response to prior comment six. Please tell us if there are a substantial number of wells that have been drilled, by you or by other operators offsetting locations that you have classified as proved undeveloped, that have, or will be, producing. If so, it would appear that this should be disclosed and tell us how you have adjusted your proved undeveloped reserves attributed to these future locations as offsetting wells have either been produced in the past or as new wells are drilled and produced.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief